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     FORM NT 10-Q FOR INTERACTIVE FLIGHT TECHNOLOGIES FILED ON SEP 15, 1998


                                  UNITED STATES                 SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION           33-85930
                             WASHINGTON, D.C. 20549               CUSIP NUMBER


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                For Period Ended:  July 31, 1998
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                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                -----------------------------

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
* Read Instructions (on back page) Before Preparing Form. Please Print or     *
* Type.                                                                       *
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* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS    *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                  *
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                      Interactive Flight Technologies, Inc.
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FULL NAME OF REGISTRANT


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FORMER NAME IF APPLICABLE


                        4041 N. Central Ave., Suite 2000
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)


                             Phoenix, Arizona 85012
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CITY, STATE AND ZIP CODE


PART II - RULES 12b-25(b) AND (c)


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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The attached Form 10-Q is complete except for a section describing the current status of (i) the Company's listing on Nasdaq NMS (as to which a hearing is expected on September 17, 1998, (ii) the Company's current proxy contest (as to which the Company and Ocean Capital are currently engaged in discussions) and
(iii) the potential impact on the Company of the crash of Swissair flight 111, which had on board one of the Company's in-flight entertainment systems. Because of the pace of development in each of these areas, the Company could not file a meaningful assessment of each of these matters in the Form 10-Q without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       MARCHEA MALONE                   602                   200-8900
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            (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s),

                                                            [X] Yes    [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Attached draft 10-Q

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                         Interactive Flight Technology
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                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 1998                By: /s/ John Alderfer
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

***************************** A T T E N T I O N *******************************
*                                                                             *
*  Intentional misstatements or omissions of fact constitute Federal Criminal *
*  Violations (See 18 U.S.C. 1001).                                           *
*                                                                             *
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of this registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232, 201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.